SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Begins Flights to Córdoba, Argentina

São Paulo, January 9, 2006 – GOL Linhas Aéreas Inteligentes (Bovespa: GOLL4 and NYSE: GOL), Brazil’s low-cost, low-fare airline, announced it launched flights to Córdoba, Argentina. GOL will offer two flights to the city, with different routes, both departing three times per week. Córdoba is GOL’s second destination in Argentina – the Company currently flies to Buenos Aires.

The first flight, launched yesterday, flies the following route: Galeão International Airport, in Rio de Janeiro (Brazil) - Porto Alegre (Brazil) - Córdoba (Argentina). The second flight, launching today, departs from Guarulhos International Airport, in São Paulo (Brazil), with stops in Curitiba (Brazil) and Asuncion (Paraguay), landing in Córdoba. The Asuncion - Córdoba route marks the first time GOL will fly directly between South American countries, without a Brazil connection. “Beginning operations between two South American countries further shows GOL’s commitment to popularizing high quality, low-fare air transportation,” says Tarcisio Gargioni, vice-president of Marketing and Services at GOL Linhas Aéreas Inteligentes.

Córdoba has strong commercial ties with Brazil and is one of the most important cities in Argentina –second only to the capital, Buenos Aires. With a population of approximately 1.4 million people, the largest sector of its economy is commerce, followed closely by manufacturing and the automobile industry, civil construction, transportation and real estate. The business flows between Rio de Janeiro, São Paulo, Buenos Aires, Córdoba and Rosário (Argentina) represent one of the most important and developing corridors in South America.

Beginning operations to this additional city in Argentina reflects GOL’s commitment to connecting important regions across South America and strengthening the commercial and economic ties between two important members of the MERCOSUR. “We firmly believe this route will not only contribute to furthering business between Brazil and Argentina, but will also stimulate passenger flow between the two countries,” adds Gargioni.

Tickets are available for purchase by telephone, through your travel agent, or on GOL’s website, www.voegol.com.br. Please see the destination table below for more information on flight schedules:

Origin	Destination	Frequency	Departs*	Arrives*
Galeão (RJ – Brazil)	Córdoba (Argentina)	Tuesday, Thursday and Sunday	8:30 PM	12:10 AM
Córdoba (Argentina)	Galeão (RJ – Brazil)	Monday, Wednesday and Friday	4:40 AM	9:50 AM
Porto Alegre (RS – Brazil)	Córdoba (Argentina)	Tuesday, Thursday and Sunday	11:00 PM	12:10 PM
Córdoba (Argentina)	Porto Alegre (RS – Brazil)	Monday, Wednesday and Friday	4:40 AM	7:30 AM

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Origin	Destination	Frequency	Departs*	Arrives*
Guarulhos (SP – Brazil)	Córdoba (Argentina)	Monday, Wednesday and Friday	9:10 PM	1:45 AM
Córdoba (Argentina)	Guarulhos (SP – Brazil)	Tuesday, Thursday and Saturday	3:00 AM	9:00 AM
Curitiba (PR – Brazil)	Córdoba (Argentina)	Monday, Wednesday and Friday	10:50 PM	1:45 AM
Córdoba (Argentina)	Curitiba (Brazil)	Tuesday, Thursday and Saturday	3:00 AM	7:20 AM
Asuncion (Paraguay)	Córdoba (Argentina)	Monday, Wednesday and Friday	11:59 PM	1:45 AM
Córdoba (Argentina)	Curitiba (Brazil)	Tuesday, Thursday and Saturday	5:00 AM	8:00 AM
Córdoba (Argentina)	Asuncion (Paraguay)	Tuesday, Thursday and Saturday	3:00 AM	4:30 AM
* local times

Sources: The National Institute of Statistics and Censuses (INDEC)

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a low cost, low fare airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. The Company has one of the youngest and most modern fleets in the industry resulting in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 430 daily flights to 48 major business and travel destinations in Brazil, Argentina, Bolivia, Uruguay and Paraguay with substantial expansion opportunities. GOL’s growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL’s shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 0004 055 127 in Uruguay, 009 800 55 1 0007 in Paraguay and 5511 2125-3200 in other countries.

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Contact: GOL Linhas Aéreas Inteligentes S.A.
tel.: (5511) 5033-4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br/ir

or

Media – Brazil and Latin America:	Media – U.S. and Europe:
Roberta Corbioli or Simone Luciano	Meaghan Smith
MVL Comunicação (São Paulo)	Gavin Anderson & Company (New York)
Tel.: (5511) 3049-0341 / 0343	Tel.: 212-515-1904
e-mail: roberta.corbioli@mvl.com.br	e-mail: msmith@gavinanderson.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 09, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.